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                               CUSIP NO. 002457109


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                AXM PHARMA, INC.
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                                (NAME OF ISSUER)


                                     COMMON
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                         (TITLE OF CLASS OF SECURITIES)


                                    002457109
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                               PETER W. CUNNINGHAM
                                AXM PHARMA, INC.
                        4695 MACARTHUR COURT, 11TH FLOOR
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 798-5587
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
  COMMUNICATIONS)


                                DECEMBER 29, 2003
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


    IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF(S)(S)240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK
                             THE FOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE(S)240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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                                 SCHEDULE 13D

CUSIP No. 002457109
          ---------
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1      NAMES OF REPORTING PERSONS

       Byrle Lerner
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                     (a) [_]
                                     (b) [_]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS (See Instructions)

       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                     7     SOLE VOTING POWER

     NUMBER OF             1,000,000 Common
      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              0
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              1,000,000 Common
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000 Common
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.77% of Common (see Item 5)
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14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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                                        2


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                                 SCHEDULE 13D


   CUSIP No. 002457109
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Item 1.  Security and Issuer.
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This Schedule  relates to shares of Common Stock of AXM PHARMA,  INC.  ("AXMA").
AXMA's principal executive offices are located at 4695 MacCarthur Court, 11th Floor, Newport Beach, CA 92660.

Item 2.  Identity and Background.
-------  ------------------------

Mr.  Byrle  Lerner  is an  investor  with  his  principle  address  at 2904  Via
Campesina, Palo Verders Estates, CA 20274. During the last five years, Mr. Lerner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lerner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

The shares of AXMA Common Stock held by the Individual reported in this Schedule were acquired upon the exchange of shares of common stock of Werke
Pharmaceuticals, Inc. ("WERKE") held by Mr. Lerner for shares of AXMA's common stock in connection with AXMA's reverse acquisition of WERKE on March 14, 2003 (the "Share Exchange").

Item 4.  Purpose of Transaction.
-------  -----------------------

Mr. Lerner, together with the other shareholders of Werke, exchanged his shares of Werke on March 14, 2003, for shares Wickliffe International Corporation, a U.S. publicly traded company, in order to bring Werke public through a reverse acquisition.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

For purposes of Rule 13d-3, Mr. Lerner is the beneficial owner of 1,000,000 shares of Common Stock. Such shares represent approximately 5.77% of AXMA's voting Stock based upon 13,728,347 shares of AXMA common stock and 3,610,000 shares of preferred stock outstanding on January 2, 2004. Of the shares he beneficially owns, Mr. Lerner has sole voting and power of disposition over 1,000,000 shares of Common Stock. For purposes of Rule 13d-3, Except as described in Items 3 and 4 above, Mr. Lerner have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------
None.


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.     DESCRIPTION
-----------     -----------




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 2, 2004                   /s/ Byrle Lerner
                                           --------------------
                                             Byrle Lerner